Trio Petroleum Corp.

5401 Business Park, Suite 115

Bakersfield, CA 93309

December 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Trio Petroleum Corp.
Registration Statement on Form S-1
Initially Filed November 3, 2023
File No. 333-275313

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trio Petroleum Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:00 p.m. ET on Friday, December 15, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael L. Peterson
Michael L. Peterson, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP